

June 18, 2013

<u>Via E-mail</u>
Mr. Mark Schumacher
Chief Accounting Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> RE: **UDR, Inc.**
> **File No. 001-10524**
> **United Dominion Realty, LP**
> **File No. 333-156002-01**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2012**

Dear Mr. Schumacher:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant